Exhibit 99.1

Equus Energy, LLC and Subsidiary

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Equus Energy, LLC and Subsidiary

2

Independent Auditor’s Report

Board of Managers

Equus Energy, LLC

Houston, Texas

We have audited the accompanying consolidated financial statements of Equus Energy, LLC and its subsidiary, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in member’s capital, and cash flows for the three years ended December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Equus Energy, LLC and its subsidiary as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the three years ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

April 17, 2018

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Equus Energy, LLC and Subsidiary

Consolidated Balance Sheets

December 31,	2017	2016

Assets

Current Assets
Cash and cash equivalents	$307,009	$291,285
Accounts receivable	100,783	90,974
Prepaid expenses and other current assets	32,660	31,817

Total Current Assets	440,452	414,076

Oil and Gas Properties, net, using full cost method	630,121	909,836

Total Assets	$1,070,573	$1,323,912

Liabilities and Member's Equity

Current Liabilities
Accounts payable and other current liabilities	$106,340	$74,496
Due to Parent	586,046	611,046

Total Current Liabilities	692,386	685,542

Asset Retirement Obligations	189,756	183,705

Total Liabilities	882,142	869,247

Commitments and Contingencies (See Note 2)

Member's Equity	188,431	454,665

Total Member's Equity	188,431	454,665

Total Liabilities and Member's Equity	$1,070,573	$1,323,912

See accompanying notes to the consolidated financial statements.

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Equus Energy, LLC and Subsidiary

Consolidated Statements of Operations

Year Ended December 31,	2017	2016	2015

Operating Revenue	$860,580	$683,454	$1,090,735

Operating Expenses
Direct operating expenses	553,230	631,828	1,102,766
Impairment of oil and gas properties	—	264,591	3,978,437
Depletion, depreciation, amortization and accretion	295,391	369,289	771,271
General and administrative	278,193	392,233	355,621

Total Operating Expenses	1,126,814	1,657,941	6,208,095

Loss Before Income Taxes	(266,234)	(974,487)	(5,117,360)

Income Tax Benefit	—	—	61,181

Net Loss	$(266,234)	$(974,487)	$(5,056,179)

See accompanying notes to the consolidated financial statements.

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Equus Energy, LLC and Subsidiary

Consolidated Statements of Changes in Member’s Capital

Total
Member's
Equity

Balance, December 31, 2014	$6,485,331

Net loss	(5,056,179)

Balance, December 31, 2015	1,429,152

Net loss	(974,487)

Balance, December 31, 2016	454,665

Net loss	(266,234)

Balance, December 31, 2017	$188,431

See accompanying notes to the consolidated financial statements.

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Equus Energy, LLC and Subsidiary

Consolidated Statements of Cash Flows

Year Ended December 31,	2017	2016	2015

Cash Flows from Operating Activities
Net loss	(266,234)	(974,487)	(5,056,179)
Adjustments to reconcile net loss to net
cash provided by (used in) operating activities:
Depletion, depreciation and amortization	289,340	363,481	765,774
Impairment of oil & gas properties	—	264,591	3,978,437
Accretion expense	6,051	5,808	5,497
Changes in operating assets and liabilities:
Accounts receivable	(9,809)	31,324	187,424
Prepaid expenses and other current assets	(843)	—	3,737
Accounts payable and accrued liabilities	31,844	(131,004)	95,127
Due to Parent	(25,000)	—	—

Net Cash Provided by (Used in) Operating Activities	25,349	(440,287)	(20,183)

Cash Flows from Investing Activities
Sales of oil and gas properties	—	250,000	—
Investment in oil and gas properties	(9,625)	(35,306)	(76,150)

Net Cash (Used in) Provided by Investing Activities	(9,625)	214,694	(76,150)

Net Increase (Decrease) in Cash and
Cash Equivalents	15,724	(225,593)	(96,333)

Cash and Cash Equivalents, beginning of year	291,285	516,878	613,211

Cash and Cash Equivalents, end of year	307,009	291,285	516,878

Non-Cash Investing and Financing Activities
Revision of asset retirement obligation	—	—	11,000

Supplemental Disclosure of Cash Flow Information
Income taxes refunded (paid)	—	—	21,500

See accompanying notes to the consolidated financial statements.

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

1.       Nature of Operations

Equus Energy, LLC (“Equus Energy”) was formed in November 2011 as a wholly-owned subsidiary of the Equus Total Return, Inc. (the “Fund”) to make investments in properties in the energy sector, with a particular emphasis on income-producing oil & gas properties. In December 2011, the Fund made an initial contribution of $250,000 to Equus Energy. On December 27, 2012, the Fund invested an additional $6,800,000 in Equus Energy for the purpose of additional working capital and to fund the purchase of various working interests, presently consisting of 144 producing and non-producing oil and gas wells. The interests were acquired by EQS Energy Holdings, Inc., a taxable wholly-owned subsidiary of Equus Energy (Equus Energy and EQS Energy Holdings, Inc. are collectively referred to herein as the “Company”).

Currently owned working interests include associated development rights of approximately 22,360 acres situated on 12 separate properties in Texas and Oklahoma. The working interests range from a de minimus amount to 50% of the leasehold that includes these wells.

The wells are operated by a number of experienced operators, including Chevron USA, Inc., which has operating responsibility for all of the Company’s 40 producing well interests located in the Conger Field, an oil and gas field on the edge of the Permian Basin, a 50% working interest in each of the leases on which the wells are located, and working interests of 7.5% and 2.5% in the Burnell and North Pettus Units, respectively, which collectively comprise approximately 13,000 acres located in the area known as the “Eagle Ford Shale” play.

2.       Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting as codified in the Financial Standards Accounting Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of the Company. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all cash, time deposits, certificates of deposit, and all highly liquid instruments with original maturities of three months or less.

Receivables

Accounts receivable primarily consists of accrued revenues from oil and gas sales. The Company routinely assesses the recoverability of all material receivables to determine their collectability. The Company recognizes a reserve on a receivable when, based on the judgment of management, it is likely that a receivable will not be collected and the amount of any reserve may be reasonably estimated. No allowance for doubtful accounts was considered necessary as of December 31, 2017 and 2016.

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Business Combinations

The Company accounts for its business acquisitions under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 805, Business Combinations, which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; and establishes the acquisition date as the fair value measurement point. Accordingly, the Company will recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities and noncontrolling interest in the acquiree, based on fair value estimates as of the date of acquisition. In accordance with ASC 805, the Company recognizes and measures goodwill as of the acquisition date, if the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired. All acquisition-related transaction costs are expensed as incurred rather than capitalized as a part of the cost of the acquisition.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method of accounting, all costs incurred for both successful and unsuccessful exploration and development activities, including salaries, benefits and other internal costs directly identified with these activities, and oil and gas property acquisitions are capitalized. All costs related to production, general corporate overhead or similar activities are expensed as incurred. Proved properties are amortized using the units of production method (“UOP”). The UOP calculation, in its simplest terms, multiplies the percentage of estimated proved reserves produced by the cost of those reserves. The amortization base in the UOP calculation includes the sum of proved property, net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs (future costs to access and develop reserves) and asset retirement costs that are not already included in oil and gas property, less related salvage value. In arriving at rates under the UOP method, the quantities of recoverable oil and natural gas reserves are established based on estimates made by the Company’s geologists and engineers which require significant judgment, as does the projection of future production volumes and levels of future costs, including future development costs. In addition, considerable judgment is necessary in determining when unproved properties become impaired and in determining the existence of proved reserves once a well has been drilled. All of these judgments may have significant impact on the calculation of depletion expense.

Under the full-cost method of accounting, the net book value of oil and gas properties may not exceed a calculated “ceiling.” The ceiling limitation is the estimated future net cash flows from proved oil and gas reserves, discounted at ten percent per annum. Estimated future cash flows exclude future cash outflows associated with settling accrued asset retirement obligations. The estimated future net cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials. Any excess of the net book value of proved oil and gas properties over the ceiling is charged to expense and reflected as additional DD&A in the accompanying statement of operations. Equus Energy did not record any impairment during the year ended December 31, 2017. Based on calculated reserves at December 31, 2016 and December 31, 2015, the unamortized costs of the Company’s oil and natural gas properties exceeded the ceiling test limit by $264,591 and $3,978,437, respectively.

Proceeds from the sales or disposition of oil and gas of proved and unproved properties are accounted for as a reduction of capitalized costs with no gain or loss recognized, unless such reduction would significantly alter the relationship between capitalized costs and proved reserves, in which case the gain or loss is recognized in the statement of operations. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Revenue Recognition

The Company follows the sales method of accounting for revenues whereby it recognizes revenues on production as it is taken and delivered to its purchasers, and if collectability of the revenue is probable. At times, owners of an oil and gas property may take more or less production from a property than they are entitled based on their ownership percentages in the property, which results in a production imbalance. As the Company follows the sales method of accounting, amounts are recorded as gas imbalances when the amounts owed exceed the Company’s share of the cumulative recoverable reserves from that property. No receivables are recorded for those wells where the Company has taken less than its share of production. There were no significant gas imbalances as of December 31, 2017 and 2016.

For third-party gathering and processing services, the Company has percentage-of-proceeds contracts whereby the Company is paid for its services by keeping a percentage of the natural gas liquids produced and a percentage of the residue gas resulting from processing the natural gas. Commodities received are in turn sold and recognized as revenue in accordance with the criteria outlined in the previous paragraph.

Major Customers and Concentration of Credit Risk

In the exploration, development and production business, production is normally sold to relatively few customers. Substantially all of the Company’s customers are concentrated in the oil and natural gas industry and revenue can be materially affected by current economic conditions, the price of certain commodities such as crude oil and natural gas and the availability of alternate purchasers. The Company believes the loss of any of its major purchasers would not have a long-term material adverse effect on its operations.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a loss contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Company expenses legal costs associated with contingencies as incurred. (See Footnote 7- Legal Matters and Contingencies)

Environmental Expenditures

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed.

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component is fixed or reliably determinable. No such liabilities existed or were recorded at December 31, 2017, 2016 and 2015.

Asset Retirement Obligations

The initial estimated asset retirement obligation related to property and equipment is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the consolidated balance sheet. If the fair value of the recorded asset retirement obligation changes, a revision is recorded to both the asset retirement obligation and the asset retirement cost. Revisions in estimated liabilities can result from changes in estimated inflation rates, changes in service and equipment costs and changes in the estimated timing of an asset’s retirement. Asset retirement costs are depreciated using a systematic and rational method similar to that used for the associated property and equipment. Accretion on the liability is recognized over the estimated productive life of the related assets. Accretion expense for the years ended December 31, 2017, 2016 and 2015 was $6,051, $5,808 and $5,497, respectively.

Income Taxes

These financial statements are presented on a consolidated basis. For state tax purposes, EQS Energy Holdings files a combined Texas franchise filing with its direct parent Equus Energy LLC along with its ultimate parent Equus Total Return, Inc. However, Equus Energy LLC is disregarded as an entity separate from its owner for U.S. federal income tax purposes, and its activity is reported by Equus Total Return, Inc. EQS Energy Holdings, conversely, is a taxable C-corporation that is not included in either the tax returns for Equus Energy LLC or Equus Total Return, Inc. under U.S. federal income tax principles, and accordingly files a separate corporate income tax return.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

FASB Interpretation ASC 740-10 “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company has no material uncertain tax positions in its prior or current filings.

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

On December 22, 2017, the President signed into law Public Law No. 115-97, a comprehensive tax reform bill commonly referred to as the Tax Cuts and Jobs Act (“2017 Tax Reform”) that significantly reforms the Internal Revenue Code of 1986, as amended. The 2017 Tax Reform, includes numerous changes to existing tax law, including a reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. See Note 8 to our financial statements for additional information.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Significant estimates include volumes of oil and natural gas reserves used in calculating depreciation and depletion of oil and gas properties, future net revenues, abandonment obligations, impairment of undeveloped properties, the collectability of outstanding accounts receivable, contingencies, and the results of current and future litigation. Oil and natural gas reserve estimates, which are the basis for unit-of-production depreciation and depletion, have numerous inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Subsequent drilling results, testing, and production may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. In addition, reserve estimates are sensitive to changes in wellhead prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future.

The significant estimates are based on current assumptions that may be materially affected by changes to future economic conditions such as the market prices received for sales of volumes of oil and natural gas. Future changes in these assumptions may affect these significant estimates materially in the near term.

Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are available to be issued. The Company evaluated such events and transactions through April 17, 2018, the date the consolidated financial statements were available for issuance.

3.       Oil and Gas Properties

Oil and gas properties as of December 31, 2017 and 2016 consist of the following:

	2017	2016

Properties being depleted (inclusive of ARO)	$8,064,417	$8,054,792
Less: accumulated depreciation, depletion and impairment	7,434,296	7,144,956

	$630,121	$909,836

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

4.       Asset Retirement Obligations

The fair value of a liability for ARO is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made, and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, an adjustment is made to the full cost pool, with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. The Company has estimated its future ARO with respect to its operations. The ARO assets, which are carried on the balance sheet as part of the full cost pool, have been included in the Company’s amortization base for the purposes of calculating depreciation, depletion and amortization expense.

The Company uses an income approach to estimate the fair value of its ARO based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO; estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. The Company’s initial recording of AROs are Level 3 fair value measurements.

The following summarizes the changes in the asset retirement obligation during the years ended December 31, 2017 and 2016:

	2017	2016

Balance, beginning of year	$183,705	$177,897
Accretion, net	6,051	5,808

Balance, end of year	$189,756	$183,705

5.       Fair Value Measurements

Equus Energy uses various inputs in determining the fair value of certain assets and liabilities. FASB ASC 820, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820, including the types of Company assets or liabilities that fall under each category and the valuation methodologies used to measure fair value, are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the methodology are other than quoted market prices in active markets that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices that are in inactive markets; inputs other than quoted prices that are observable for the assets or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The inputs and methodology used for valuing the Company’s assets and liabilities are not indicators of the risks associated with those assets and liabilities.

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The following is a description of the valuation methodology used for assets and liabilities measured at fair value:

Asset retirement obligation (“ARO”) at initial recognition: the Company’s ARO is based on the present value of future estimated cash flows, using a credit-adjusted risk free discount rate and has been categorized under ASC 820 as a Level 3 fair value assessment.

6.       Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company maintains its cash with a financial institution it believes has high credit quality. The Company at times maintains bank deposits in excess of insured limits. The possibility of a loss exists if the bank holding excess deposits were to fail. Trade receivables result from oil and gas sales to a small number of purchasers. To mitigate this credit risk, the Company closely monitors the payment history and credit worthiness of each customer.

7.       Legal Matters and Contingencies

Litigation and Other Legal Matters

In the normal course of business, the Company may be party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, employees and other matters. Although the outcome of any pending legal proceedings is unknown, the Company believes that any liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial positions, results of operations or liquidity.

Environmental Contingencies

The Company’s activities are subject to local, state and federal laws and regulations governing environmental quality and pollution control in the United States. The exploration, drilling and production from wells, natural gas facilities, including the operation and construction of pipelines, plants and other facilities for transporting, processing, treating or storing natural gas and other products, are subject to stringent environmental regulation by state and federal authorities, including the Environmental Protection Agency (“EPA”). Such regulation can increase our cost of planning, designing, installing and operating such facilities.

Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, such as oil and natural gas related products.

At the present time, the Company believes that none of the environmental laws materially hinder nor adversely affect the Company business. The Company believes it has abided by and is currently in compliance with all applicable environmental laws.

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

8.       Income Taxes

Income from continuing operations before income taxes and minority interest in the Consolidated Statements of Income consists of the following:

	2017	2016	2015
Income tax benefit (expense)
Current federal	$—	$—	$61,181
Deferred federal	1,182,520	1,936,440	1,660,096
Valuation allowance	(1,182,520)	(1,936,440)	(1,660,096)

Total income tax benefit (expense)	$—	$—	$61,181

The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of income from continuing operations before income taxes as reported in the Consolidated Statements of Income:

	2017	2016	2015
Loss before income taxes	$(266,234)	$(974,487)	$(5,117,360)
Federal income tax rate	35%	35%	35%

Federal income tax (benefit) before adjustments	(93,182)	(341,070)	(1,791,076)

Reconciling items:
(Increase) decrease in deferred tax asset
Equus Energy, LLC non-deductible loss	58,755	69,646	69,799
2017 Tax Reform	788,347	—	—

Increase (decrease) in valuation allowance
2017 Tax Reform	(788,347)	—	—
Current year activity	34,427	271,424	1,660,096

Total tax expense (benefit)	$—	$—	$(61,181)
Effective tax rate	0.0%	0.0%	1.20%

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Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The tax effects of the primary temporary differences giving rise to the Company’s deferred tax assets and liabilities for the years ended December 31, 2017, 2016, and 2015 are as follows:

	2017	2016	2015
Deferred income taxes	Asset	Asset	Asset

Properties	$860,637	$1,440,707	$1,490,126
Asset retirement obligation	39,849	64,296	—
Net operating loss carryover	282,034	431,437	174,890

Subtotal	1,182,520	1,936,440	1,665,016

Valuation allowance	(1,182,520)	(1,936,440)	(1,665,016)

Total deferred income taxes	$—	$—	$—

The Company has determined, after weighing both positive and negative evidence, that the net deferred tax asset for the Company is more-likely-than-not to be unrealized; therefore, valuation allowances of $1,182,520 and $1,936,440 were established at December 31, 2017 and December 31, 2016 respectively, to completely offset the net deferred tax asset in existence at each year end.

Deferred income tax assets and liabilities are based on enacted tax rates applicable to the future period when those temporary differences are expected to be recovered or settled. The 2017 Tax Reform lowered the U.S. federal corporate tax rate from 35% to 21%, which caused the Company to remeasure its deferred income tax assets and liabilities at the new rate. As of December 31, 2017 and 2016, the Company’s tax rate applied was 21% and 35%, respectively. As a result of the change in the applied tax rate on our deferred tax assets and liabilities, the Company recorded a $788,347 (after-tax) reduction in its net deferred tax assets with a corresponding reduction in the valuation allowance for the period ended December 31, 2017.

9.       Recent Accounting Pronouncements

Accounting Standards Recently Adopted—In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323) — Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings (SEC Update). Among other things, this ASU incorporates into the FASB ASC Topic 250, SEC guidance about disclosing, under SEC SAB Topic 11.M, the effect on the financial statements of recently issued accounting standards when adopted, and specifically for ASU 2014-09, ASU 2016-02, and ASU 2016-03. If a registrant does not know or cannot reasonably estimate the impact of adoption of the above standards, the SEC staff expects the registrant to make a statement to that effect. Consistent with SAB Topic 11.M, the SEC staff also expects the registrant to provide qualitative disclosures to help users assess the significance the adoption will have on the financial statements. Other than our continued assessment of ASU 2014-09 through the date of adoption, the adoption of ASU 2017-03 did not have an impact on our financial statements.

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In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) — Restricted Cash. This standard provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. Restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statements of cash flows. The amendments of this ASU should be applied using a retrospective transition method and are effective for reporting periods beginning after December 15, 2017, with early adoption permitted. We adopted ASU 2016-18 in the fourth quarter of 2017 and applied the guidance retrospectively to our prior period consolidated statement of cash flows. Other than the revised statement of cash flows presentation of restricted cash, the adoption of ASU 2016-18 did not have an impact on our consolidated financial statements.

Accounting Standards Not Yet Adopted—In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), which addresses the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under ASC 230, Statement of Cash Flows, and other topics. ASU 2016-15 provides guidance on eight specific cash flow issues including the statement of cash flows treatment of beneficial interests in securitized financial transactions as well as the treatment of debt prepayment and extinguishment costs. ASU 2016-15 also provides guidance on the predominance principle to clarify when cash receipts and cash payments should be separated into more than one class of cash flows. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of ASU 2016-15 on our statements of cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) —Measurement of Credit Losses on Financial Instruments, which amends the financial instruments impairment guidance so that an entity is required to measure expected credit losses for financial assets based on historical experience, current conditions and reasonable and supportable forecasts. As such, an entity will use forward-looking information to estimate credit losses. ASU 2016-13 also amends the guidance in FASB ASC Subtopic 325-40, Investments -Other, Beneficial Interests in Securitized Financial Assets, related to the subsequent measurement of accretable yield recognized as interest income over the life of a beneficial interest in securitized financial assets under the effective yield method. ASU 2016-13 effective for public business entities that meet the U.S. GAAP definition of an SEC filer, for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impact of ASU 2016-13 on our financial statements.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. Among other things, this ASU requires that public business entities use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Our adoption of ASU 2016-01 is not anticipated to have a material effect on our financial statements.

In February 2016,  the FASB issued ASU 2016-02 – Leases, which requires all leases with an initial term greater than one year be recorded on the balance sheet as an asset and a lease liability. ASU 2016-02 is effective for Nonpublic business for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company is currently gathering and evaluating data to determine the magnitude of the effect on the Company’s consolidated financial statements.

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Accounting Standards Related to Revenue from Contracts with Customers (Topic 606)—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements under ASC 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance will significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance on principal versus agent considerations.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarified the implementation guidance regarding performance obligations and licensing arrangements.

In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606)—Narrow-Scope Improvements and Practical Expedients, which clarified guidance on assessing collectability, presenting sales tax, measuring noncash consideration, and certain transition matters.

In December 2016, the FASB issued ASU No. 2016-20, Revenue from Contracts with Customers (Topic 606)—Technical Corrections and Improvements, which provided disclosure relief, and clarified the scope and application of the new revenue standard and related cost guidance. The new guidance for Topic 606 will be effective for the annual reporting period beginning after December 15, 2018, including interim periods within that reporting period. Early adoption would be permitted for annual reporting periods beginning after December 15, 2016.

We completed our initial assessment in evaluating the potential impact of Topic 606 on our financial statements and based on our initial assessment, determined that the standard is not expected to have a material impact on the Company’s consolidated financial statements.

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